SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.3)*

                               PARKERVISION, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    701354102
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                                 (CUSIP Number)

                                Jeffrey L. Parker
                               ParkerVision, Inc.
                               8493 Baymeadows Way
                           Jacksonville, Florida 32256
                            Telephone: (904) 737-1367
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           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                February 25, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 701354102                                            Page 2 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      J-Parker Family Limited Partnership
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A - See Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nebraska
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                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,376,974 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,376,974 Shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,376,974
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.24%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 701354102                                            Page 3 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      J-ParkerCo., Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A - See Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nebraska
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                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,376,974 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,376,974 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,376,974 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.24%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 701354102                                            Page 4 of 9 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Jeffrey L. Parker
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A - See Item 3
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        957,876 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,386,475 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               957,867 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,385,475 Shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,344,342 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.89%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 701354102                                            Page 5 of 9 Pages
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      This Amendment No. 3 to Schedule 13D ("Amendment No. 1") amends the
Schedule 13D filed by J-Parker Family Limited Partnership ("J-PFLP"), J-ParkerCo., Inc. ("J-General Partner") and Jeffrey L. Parker ("Parker" and, together with J-PFLP and J-General Partner, collectively referred to as the "Reporting Persons") with respect to ownership of the common stock of ParkerVision, Inc.

      The percentage of beneficial ownership reflected in this Amendment No. 3 is based upon 17,959,504 shares of Common Stock outstanding as of February 25, 2004.

Item 1. Securities and Issuer

      The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of ParkerVision, Inc. ("Issuer"), a Florida corporation, whose principal executive offices are located at 8493 Baymeadows Way, Jacksonville, Florida 32256.

Item 2. Identity and Background

      J-PFLP's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-PFLP is a limited partnership organized and existing under the laws of Nebraska. The principal business of J-PFLP is to hold certain shares of the Issuer's Common Stock owned by Parker.

      J-General Partner's business address is located at 409 S. 17th Street, Omaha, Nebraska 68102. J-General Partner is a corporation organized and existing under the laws of Nebraska. The principal business of J-General Partner is to act as the sole general partner of J-PFLP. J-General Partner owns 1% of J-PFLP and was formed, and is 100% owned, by Parker. Parker is the President and sole Director of J- General Partner.

      Parker's business address is located at 8493 Baymeadows Way, Jacksonville, Florida 32256. Parker is the Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer is engaged in the design, manufacture and distribution of automated video camera control systems and D2D wireless technology. Parker is a citizen of the United States.

      None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration

      No change.

Item 4. Purpose of Transactions

      On February 25, 2004, J-Parker Family Limited Partnership and Jeffrey L. Parker entered into a voting agreement in connection with the execution of an asset purchase agreement entered into by the Company with Thomson Broadcast & Media Solutions, Inc., and Thomson Licensing, S.A. for the sale of the assets of the video business. Under the terms of the voting agreement, the signatories have agreed to vote in favor of the sale of the business and approve the transaction upon submission to the stockholders of the Company. The voting agreement terminates upon termination of the asset purchase

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CUSIP No. 701354102                                            Page 6 of 9 Pages
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agreement. Other members of the Parker family and their affiliates and one other director of the Company have also signed the voting agreement, who together with the Reporting Persons own approximately 27% of the issued and outstanding shares of common stock of the Company.

      Except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      J-PFLP is the beneficial owner of 2,376,974 shares of Common Stock of the Issuer. J-PFLP has shared voting and dispositive power over these shares as described below. J-PFLP beneficially owns 13.24% of the Issuer's Common Stock.

      J-General Partner is the beneficial owner of 2,376,974 shares of Common Stock of the Issuer. J-General Partner, in its capacity of being the sole general partner of J-PFLP, controls J-PFLP. Accordingly, J-General Partner is the beneficially owner of the shares held by J-PFLP. J-General Partner has shared voting and dispositive power over the shares held by J-PFLP. J-General Partner beneficially owns 13.24% of the Issuer's Common Stock.

      Parker is the beneficial owner of 3,344,342 1shares of Common Stock of the Issuer. This amount represents (i) 2,376,974 shares of the Issuer's Common Stock held by J-PFLP, (ii) 9,501 shares of the Issuer's Common Stock owned of record by Parker's three minor children over which Parker disclaims ownership, (iii) 227,867 shares of the Issuer's Common Stock held directly by Parker and (iv) 730,000 shares of the Issuer's Common Stock issuable upon immediately exercisable options held by Parker. This amount does not include 60,000 shares of the Issuer's Common Stock issuable upon exercise of options held by Parker that are not currently exercisable and will not become exercisable within the next 60 days. Parker, as owning 98.89% of the limited partnership interests of J-PFLP and 100% of J-General Partner and being the President and sole Director of J-General Partner, controls J-General Partner and J-PFLP. Accordingly, Parker is deemed to be the beneficial owner of the shares held by J-PFLP and J-General Partner. As a result of Parker's control of J-General Partner and J-PFLP, Parker ultimately has sole voting and dispositive power over the shares held by J-PFLP, although it is nominally shared with J-PFLP

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CUSIP No. 701354102                                            Page 7 of 9 Pages
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as the record owner of the shares, and with J-General Partner which, as sole general partner, controls J-PFLP. Additionally, Parker has shared voting and dispositive power over the shares held by his minor children and sole voting and dispositive power over the remaining shares. Parker beneficially owns 17.89% of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Parker has entered into stock option agreements to reflect the stock option grants listed in Item 7. On March 26, 2003, Parker entered into the stock purchase agreement listed in Item 7. On February 25, 2004, Parker and J-PFLP entered into the voting agreement listed in Item 7.

Item 7. Material to be Filed as Exhibits

      1.    Amended Joint Filing Agreement*

      2. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

      3. Stock Option Agreement, dated as of September 7, 2000, between the Issuer and Jeffrey L. Parker.*

      4.    Stock Purchase Agreement, dated March 26, 2003.*

      5. Voting Agreement, dated February 25, 2004. (Incorporated by reference from the Form 8-K filed by ParkerVision, Inc. in reference to an event date of February 25, 2004.)

----------
* Previously filed with the Schedule 13D.

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CUSIP No. 701354102                                            Page 8 of 9 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2004

                                        J-Parker Family Limited Partnership

                                        By: J-ParkerCo., Inc., General Partner


                                        By: /s/ Jeffrey L. Parker
                                            ------------------------------------
                                            Name: Jeffrey L. Parker
                                            Title: President

                                        ParkerCo., Inc., General Partner


                                        By: /s/ Jeffrey L. Parker
                                            ------------------------------------
                                            Name: Jeffrey L. Parker
                                            Title: President


                                        /s/ Jeffrey L. Parker
                                        ----------------------------------------
                                        Jeffrey L. Parker